Exhibit 99.3
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CERTIFICATIONS UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant  to  Section  906  of  the  Sarbanes-Oxley  Act of  2002,  each  of the undersigned certifies that this annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this annual report fairly represents, in all material respects, the financial condition and results of operations of Golar LNG Limited.


/s/ Tor Olav Troim
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Tor Olav Troim
Chief Executive Officer


/s/ Graham Robjohns
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Graham Robjohns
Chief Accounting Officer

Date: June 30, 2003

03849.0004 #414014